
13002552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

SEC
Mail Processing
Section

MAR 25 2013

Washington DC
400

AMENDED REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
USD 1,000,000,000 1.00% Global Notes due 15 June 2018
by the Bank
pursuant to its
EUR 35,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 22 March 2013, as amended on 25 March 2013

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the U.S. dollar ("USD") 1,000,000,000 1.00% Global Notes due 15 June 2018 (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 35,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by a Pricing Supplement dated 22 March 2013 (together, the "Prospectus"). This Report amends the report dated 22 March 2013 and filed by the Bank on the same date in order to file the revised Syndication Agreement as Exhibit 7(c)(ii) and the revised Pricing Supplement as Exhibit 7(d)(ii), with both including corrections to the CUSIP and ISIN numbers for the Notes. In all other respects, the information with respect to the Notes in this Report is identical to the information in the Bank's report dated 22 March 2013.

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Prospectus, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

The Bank entered into a Syndication Agreement dated 22 March 2013 (the "Syndication Agreement") with the managers named therein (the "Managers") pursuant to a Programme Agreement dated 3 July 2012 (the "Programme Agreement") with Dealers referred to therein. Under the terms of the Syndication Agreement and the Programme Agreement (together, the "Agreements"), the Managers have agreed to purchase the Notes. The obligations of the Managers are subject to certain conditions as set forth in the Agreements.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	99.934%	0.125%	99.809%
Total	USD 999,340,000	USD 1,250,000	USD 998,090,000

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

The Lead Managers have agreed to pay all costs and expenses (including legal expenses) incurred by the Managers in or in connection with the listing and admission to trading of the Notes and certain other expenses in connection with the issue, authentication and delivery of the Notes and the Pricing Supplement, as set forth in the Syndication Agreement. The Bank shall bear the cost of its own legal expenses.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated 3 July 2012.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c) (i) The Programme Agreement dated 3 July 2012.*
(ii) The Syndication Agreement dated 22 March 2013.
(iii) The Agency Agreement dated 3 July 2012.*

(d) (i) The Offering Circular dated 3 July 2012.*
(ii) The Pricing Supplement dated 22 March 2013.

---

*Previously filed with the Securities and Exchange Commission on 17 July 2012.

MTN 13/019

Syndication Agreement

European Bank for Reconstruction and Development
U.S.$1,000,000,000 1.00 per cent. Global Notes due 15 June 2018

22 March 2013

To: Barclays Bank PLC
Credit Suisse Securities (Europe) Limited
Deutsche Bank AG, London Branch
Morgan Stanley & Co. International plc
(the "**Lead Managers**")

To: Daiwa Capital Markets Europe Limited
J.P. Morgan Securities plc
The Toronto- Dominion Bank
SMBC Nikko Capital Markets Limited
(together with the Lead Managers the "**Managers**")

c/o Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA

cc: Citibank, N.A., (Agent)

Ladies and Gentlemen,

European Bank for Reconstruction and Development (the "**Issuer**") proposes to issue U.S.$1,000,000,000 1.00 per cent. Global Notes due 15 June 2018 (the "**Notes**") pursuant to its Euro 35,000,000,000 Global Medium Term Note Programme. The terms of the issue shall be as set out in the form of Pricing Supplement attached to this Agreement as Annex A.

This Syndication Agreement (the "**Agreement**") is supplemental to the amended and restated Programme Agreement (the "**Programme Agreement**") dated 03 July 2012 made between the Issuer and the Dealers party thereto. All terms used herein have the meanings given to them in the Programme Agreement.

We wish to record the arrangements agreed between us in relation to this issue:

1 This Agreement appoints each Manager which is not a party to the Programme Agreement (each a "**New Dealer**") as a Dealer under the Programme Agreement for the purposes of the issue of the Notes.

The Managers confirm that they are in receipt of the documents referenced below:

(i) a copy of the Programme Agreement; and

(ii) a copy of such of the documents referred to in Appendix A of the Programme Agreement as the Lead Managers (on behalf of the Managers) have requested;

and, on behalf of the New Dealers, have found them to be satisfactory. In the case of any document referred to in Appendix A of the Programme Agreement which they have not requested, the Lead Managers confirm, on behalf of the New Dealers, that they have waived such production.

For the purposes of the Programme Agreement, the details of the Lead Managers for service of notices are as follows:

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

Tel: +44 (0) 20 7773 9098
Fax: +44 (0) 20 75167548
Attn: Debt Syndicate

Credit Suisse Securities (Europe) Limited
One Cabot Square
London E14 4QJ

Tel: +44 20 7888 4021
Fax: +44 20 7905 6128

Attention: MTN Trading Desk

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

Tel: +44 20 7545 8000
Fax: +44 113 336 1899

Attention: Syndicate Desk

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA

Tel: +44 (0) 20 7677 7799
Fax: +44 (0) 20 7056 4984
Attn: Head of Transaction Management Group, Global Capital Markets

In consideration of the Issuer appointing the New Dealers as Dealers in respect of the Notes under the Programme Agreement, each New Dealer hereby undertakes, for the benefit of the Issuer and each of the other Dealers, that, in relation to the issue of the Notes, it will perform and comply with all the duties and obligations expressed to be



European Bank
for Reconstruction and Development

(ref: MTN 13/019)

United States Securities And Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

SEC
Mail Processing
Section
MAR 25 2013
Washington DC
400

25 March 2013

Ladies and Gentlemen,

RE: European Bank for Reconstruction and Development
Amended Report Pursuant to Rule 3 of Regulation EBRD

Enclosed herewith are two copies of a report of the European Bank for Reconstruction and Development dated 22 March 2013, as amended on 25 March 2013, filed pursuant to Rule 3 of Regulation EBRD with respect to the issue by the Bank of the securities mentioned in such report. The enclosed report amends the report dated 22 March 2013 and filed by the European Bank for Reconstruction and Development with the Securities and Exchange Commission on the same date in order to file the revised Syndication Agreement as Exhibit 7(c)(ii) and the revised Pricing Supplement as Exhibit 7(d)(ii), with both including corrections to the CUSIP and ISIN numbers for the Notes.

Yours sincerely,

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: 
Duly Authorised Officer

One Exchange Square, London EC2A 2JN, United Kingdom
Tel: +44 20 7338 6000 *or* +44 20 7496 6000 Fax: +44 20 7338 6100 *or* +44 20 7496 6100 www.ebrd.com

assumed by a Dealer under the Programme Agreement, a copy of which it acknowledges it has received from the Lead Managers.

The Issuer hereby confirms that the New Dealers shall be vested with all authority, rights, powers, duties and obligations of a Dealer in relation to the issue of the Notes as if originally named as a Dealer under the Programme Agreement provided that following the Issue Date (as defined in Clause 3) the New Dealers shall have no further such authority, rights, powers, duties and obligations except such as may have accrued or been incurred prior to or in connection with the Issue Date.

In order to permit the Issuer to file with the U.S. Securities and Exchange Commission the report required by 17 C.F.R. § 290.3 no later than the date of this Agreement, the Managers confirm that the Notes are expected to be offered and sold in the United States.

2

2.1 Subject to the terms and conditions of the Programme Agreement and this Agreement, the Issuer hereby agrees to issue the Notes and the Managers jointly and severally agree to purchase the Notes at a purchase price of 99.809 per cent. of the principal amount of the Notes (the "**Purchase Price**"), being the issue price of 99.934 per cent., including accrued interest, if any, less a combined selling and management and underwriting commission of 0.125 per cent. of such principal amount.

2.2 The Managers agree as between themselves that they will be bound by and will comply with the International Capital Market Association Standard Form Agreement Among Managers version 1 (the "**Agreement Among Managers**") with respect to the Notes and further agree that references in the Agreement Among Managers to the "Lead Manager" shall mean the Lead Managers.

3 The settlement procedures set out in Part 2 of Annex A of the Procedures Memorandum shall apply as if set out in this Agreement provided that, for the purposes of this Agreement:

(i) the sum payable on the Issue Date shall be U.S.$998,090,000 (representing the Purchase Price) which should be paid to the account of the Issuer with Citibank, New York, CITIUS 33, account number 36125585, in favour of European Bank for Reconstruction and Development, London;

(ii) "**Issue Date**" means 14.30 hours (London time) on 26 March 2013, or at such other time and/or date as the Issuer and the Lead Managers, on behalf of the Managers, may agree; and

(iii) "**Payment Instruction Date**" means the Issue Date unless there is to be a pre-closing for the issue in which case it means the business day (being a day on which banks and foreign exchange markets are open for business in London) prior to the Issue Date.

4 The Lead Managers shall bear and pay all costs and expenses (including legal expenses) incurred by the Managers in or in connection with the initial printing of the Notes, this Agreement and the Pricing Supplement prepared in connection with the issue of the Notes, the upfront fees and expenses of Citibank, N.A. as agent, the initial listing of the Notes on the Official List and the admission of the Notes to trading on the London Stock Exchange's Regulated Market and making initial delivery of the Notes. The Issuer shall bear the cost of

its own legal expenses. For the avoidance of doubt, the Lead Managers shall only bear the costs and expenses listed above relating to the initial issue of the Notes, and shall not be liable for any further costs and expenses.

5 The obligation of the Managers to purchase the Notes is conditional upon:

5.1 the conditions set out in Clause 3.2 (other than that set out in Clause 3.2.6) of the Programme Agreement being satisfied as of the Payment Instruction Date; and

5.2 the delivery to the Lead Managers on the Payment Instruction Date of (i) legal opinions and/or disclosure letter (as applicable) addressed to the Managers dated the Payment Instruction Date in such form and with such contents as the Lead Managers, on behalf of the Managers, may reasonably require from the General Counsel, a Deputy General Counsel or an Assistant General Counsel of the Issuer, from Linklaters LLP, legal advisers to the Managers in England and from Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Issuer in the United States; (ii) a certificate dated as at the Payment Instruction Date signed by a duly authorised officer of the Issuer to the effect stated in sub-paragraph 5.1 of this Clause with regard to the Issuer and further to the effect that the Offering Circular (when read together with the Pricing Supplement) contains all material information relating to the Notes and to the assets and liabilities, financial position and profits and losses of the Issuer and nothing has happened or is expected to happen which would require the Offering Circular to be supplemented or updated and (iii) such other conditions precedent as the Lead Managers reasonably may require.

If any of the foregoing conditions is not satisfied on or before the Payment Instruction Date, this Agreement shall terminate on such date and the parties hereto shall be under no further liability arising out of this Agreement (except for any liability arising before or in relation to such termination), provided that the Lead Managers, on behalf of the Managers, may in their discretion waive any of the aforesaid conditions or any part of them.

6

6.1 The Lead Managers, on behalf of the Managers, may, by notice to the Issuer, and the Issuer may, by notice to the Lead Managers, on behalf of the Managers, terminate this Agreement at any time prior to payment of the net subscription moneys to the Issuer if in the opinion of the Lead Managers, on behalf of the Managers, or the Issuer, as the case may be, there shall have been such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would in the view of the Lead Managers or the Issuer, as the case may be, be likely to prejudice materially the success of the distribution of the Notes or dealings in the Notes in the secondary market.

6.2 Upon such notice being given, this Agreement shall terminate and no party shall be under any liability to any other in respect thereof except for the obligations of the Managers under Clause 8 of the Programme Agreement and the respective obligations of the parties under Clause 6 of the Programme Agreement.

7 Clause 16 of the Programme Agreement shall also apply to this Agreement as if expressly incorporated herein.

8 This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement and any party may enter into this Agreement by executing a counterpart.

9 A person who is not party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully

For: EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:



We agree to the foregoing.

For: MORGAN STANLEY & CO. INTERNATIONAL PLC

By:

For: BARCLAYS BANK PLC
CREDIT SUISSE SECURITIES (EUROPE) LIMITED
DEUTSCHE BANK AG, LONDON BRANCH

By:

For: DAIWA CAPITAL MARKETS EUROPE LIMITED
J.P. MORGAN SECURITIES PLC
THE TORONTO-DOMINION BANK
SMBC NIKKO CAPITAL MARKETS LIMITED

By:

Each by its duly authorised attorney

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully

For: EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:

We agree to the foregoing.

For: MORGAN STANLEY & CO. INTERNATIONAL PLC

By:

For: BARCLAYS BANK PLC
CREDIT SUISSE SECURITIES (EUROPE) LIMITED
DEUTSCHE BANK AG, LONDON BRANCH

By:

For: DAIWA CAPITAL MARKETS EUROPE LIMITED
J.P. MORGAN SECURITIES PLC
THE TORONTO-DOMINION BANK
SMBC NIKKO CAPITAL MARKETS LIMITED

By:

Each by its duly authorised attorney

Annex A
Form of Pricing Supplement

PRICING SUPPLEMENT

European Bank for Reconstruction and Development
U.S.$1,000,000,000 1.00 per cent. Global Notes due 15 June 2018
Issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012. This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:		United States Dollar ("**U.S.$**")
2	Nominal Amount:		U.S.$1,000,000,000
3	Type of Note:		Fixed Rate
4	Issue Date:		26 March 2013
5	Issue Price:		99.934 per cent.
6	Maturity Date:		15 June 2018
7	Fungible with existing Notes:		No

FORM OF THE NOTES

8	Form of Note:		Registered
9	New Global Note:		No
10	Specified Denomination(s):		U.S.$1,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with, or on behalf of, DTC and registered in the name of Cede and Co. as nominee for DTC.
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the

			limited circumstances described on page 42 of the Offering Circular

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		26 March 2013
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	1.00 per cent. per annum payable semi-annually in arrear
	(b)	Fixed Interest Dates:	15 June and 15 December in each year, commencing 15 June 2013.
	(c)	Initial Broken Amount per Specified Denomination:	USD2.19 per Specified Denomination payable on 15 June 2013
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	30/360
	(f)	Business Day Convention:	Following Business Day
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, New York City is the principal financial centre). Additional business centre is London.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	**Zero Coupon Notes:**		Not Applicable
18	**Floating Rate Notes and Indexed Notes:**		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's	No

option:

23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. per Specified Denomination
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) applies

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	**Lead Managers** Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB Credit Suisse Securities (Europe) Limited One Cabot Square London E14 4QJ Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB Morgan Stanley & Co. International plc 25 Cabot Square Canary Wharf London E14 4QA **Co-Lead Managers** Daiwa Capital Markets Europe Limited 5 King William Street London EC4N 7AX J.P. Morgan Securities plc 25 Bank Street Canary Wharf London E14 5JP The Toronto-Dominion Bank 60 Threadneedle Street London EC2R 8AP

		SMBC Nikko Capital Markets Limited One New Change London EC4M 9AF
28	Date of Syndication Agreement:	22 March 2013
29	Stabilising Manager	Not Applicable
30	Additional selling restrictions:	Not Applicable
31	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Not Applicable
32	Intended to be held in a manner which would allow Eurosystem eligibility:	No
33	Common Code	090879138
	ISIN Code:	US29874QCJ13
	CUSIP Number:	29874QCJ1
34	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market of the London Stock Exchange
35	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
36	Additional Information:	None
37	Total Commissions:	0.125 per cent. of the Nominal Amount

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Regulated Market of the Notes described herein pursuant to the Euro 35,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 26 March 2013 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

PART B – OTHER INFORMATION

1 **LISTING**

Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the London Stock Exchange with effect from 26 March 2013 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.

2 **RATINGS**

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Limited ("**Moody's**") and an AAA credit rating from Fitch France S.A.S. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 **NOTIFICATION**

Not Applicable

4 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i) Reasons for the offer	The net proceeds of the issue of the Notes will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii) Estimated net proceeds:	U.S.$998,090,000
(iii) Estimated total expenses:	U.S.$30,000

6 **YIELD**

Indication of yield: 1.013 per cent. (semi-annual)

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not

an indication of future yield.

7 **HISTORIC INTEREST RATES**

Not Applicable

8 **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9 **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

22 March 2013

PRICING SUPPLEMENT

European Bank for Reconstruction and Development
U.S.$1,000,000,000 1.00 per cent. Global Notes due 15 June 2018
issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012. This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1		Specified Currency:	United States Dollar ("**U.S.$**")
2		Nominal Amount:	U.S.$1,000,000,000
3		Type of Note:	Fixed Rate
4		Issue Date:	26 March 2013
5		Issue Price:	99.934 per cent.
6		Maturity Date:	15 June 2018
7		Fungible with existing Notes:	No

FORM OF THE NOTES

8		Form of Note:	Registered
9		New Global Note:	No
10		Specified Denomination(s):	U.S.$1,000
11		Exchange of Bearer Notes:	Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with, or on behalf of, DTC and registered in the name of Cede and Co. as nominee for DTC.
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 42 of the Offering Circular

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		26 March 2013
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	1.00 *per cent. per annum* payable semi-annually in arrear
	(b)	Fixed Interest Dates:	15 June and 15 December in each year, commencing 15 June 2013.
	(c)	Initial Broken Amount per Specified Denomination:	USD2.19 per Specified Denomination payable on 15 June 2013
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	30/360
	(f)	Business Day Convention:	Following Business Day
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, New York City is the principal financial centre). Additional business centre is London.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	**Zero Coupon Notes:**		Not Applicable
18	**Floating Rate Notes and Indexed Notes:**		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an	100 per cent. per Specified Denomination

		Indexed or Formula Note where the index or formula applies to the redemption amount):	
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24		Instalment Note:	Not Applicable
25		Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	**Lead Managers** Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB Credit Suisse Securities (Europe) Limited One Cabot Square London E14 4QJ Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB Morgan Stanley & Co. International plc 25 Cabot Square Canary Wharf London E14 4QA **Co-Lead Managers** Daiwa Capital Markets Europe Limited 5 King William Street London EC4N 7AX J.P. Morgan Securities plc 25 Bank Street Canary Wharf London E14 5JP The Toronto-Dominion Bank 60 Threadneedle Street London EC2R 8AP SMBC Nikko Capital Markets Limited One New Change London EC4M 9AF

28	Date of Syndication Agreement:	22 March 2013
29	Stabilising Manager	Not Applicable
30	Additional selling restrictions:	Not Applicable
31	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Not Applicable
32	Intended to be held in a manner which would allow Eurosystem eligibility:	No
33	Common Code	090879138
	ISIN Code:	US29874QCJ13
	CUSIP Number:	29874QCJ1
34	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market of the London Stock Exchange
35	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
36	Additional Information:	None
37	Total Commissions:	0.125 per cent. of the Nominal Amount

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Regulated Market of the Notes described herein pursuant to the Euro 35,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 26 March 2013 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: 

Authorised signatory



PART B – OTHER INFORMATION

1 **LISTING**

Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the London Stock Exchange with effect from 26 March 2013 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.

2 **RATINGS**

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Limited ("**Moody's**") and an AAA credit rating from Fitch France S.A.S. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 **NOTIFICATION**

Not Applicable

4 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i) Reasons for the offer: The net proceeds of the issue of the Notes will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

(ii) Estimated net proceeds: U.S.$998,090,000

(iii) Estimated total expenses: U.S.$30,000

6 **YIELD**

Indication of yield: 1.013 per cent. (semi-annual)

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable